DAVIS, MALM & D'AGOSTINE, P.C. ONE BOSTON PLACE BOSTON, MA 02108 TEL. 617-367-2500

                      August 23, 2005

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:
Clean Harbors, Inc.
Registration Statement on Form S-3
File No. 333-126205

Ladies and Gentlemen:

        On behalf of Clean Harbors, Inc. (the "Company"), there is herewith transmitted electronically for filing Amendment No. 1 (the "Amendment") to the Registration Statement described above relating to the proposed secondary offering of shares of the Company's common stock by the Selling Shareholders named therein. To assist review of the Amendment by the Commission's staff, we are delivering three printed copies of the Amendment with exhibits, each marked to show changes from the Registration Statement as originally filed, to Edward M. Kelly, Senior Counsel.

        The Company responds as described below to each of the comments on the Registration Statement in the letter dated July 25, 2005 (the "Comment Letter") from Pamela A. Long, Assistant Director. Each such comment and related response has the same number as in the Comment Letter, but the page numbers in the responses have been updated to the relevant page numbers in the revised preliminary prospectus included in the Amendment.

1.
If applicable, comments on the S-4 filed by Clean Harbors, Inc. or Clean Harbors on June 28, 2005 and the 10-K filed by Clean Harbors on March 31, 2005 and subsequent Exchange Act reports are comments on the S-3 and vice versa.

RESPONSE: To the extent applicable, the Company has responded in the Amendment and in the Quarterly Report on Form 10-Q filed on August 9, 2005, to the comments in the separate comment letter dated June 25, 2005 from Assistant Director Long on the S-4 filed by the Company on June 28, 2004 and the Company's Annual Report on Form 10-K for the year ended December 31, 2004. The Company will further respond to such comments in Amendment No. 1 to the S-4 and the related letter which the Company will file this week with the Commission, and the Company will also address such comments in the reports which the Company subsequently files under the Exchange Act.

2.
We note that you intend to file by amendment the legality opinion. Allow us sufficient time to review the opinion before requesting acceleration of the registration statement's effectiveness.

RESPONSE: The legality opinion of Davis, Malm & D'Agostine, P.C., is filed as Exhibit 5.1 to the Amendment.

3.
We are not making any determination whether the disclosure, including, for example, cautionary language or the disclosure's placement, satisfies the sections' requirements if the registration statement states that it:

  •
  includes forward-looking statements within the meaning of section 27A of the Securities Act and section 21E of the Exchange Act,

  •
  otherwise makes reference to those provisions, or

  •
  makes reference to the Private Litigation Reform Act of 1995 generally.

RESPONSE: The Company acknowledges that the Commission's staff is not making any determination whether the disclosures set forth in the prospectus under "Disclosure Regarding Forward-Looking

Statements" satisfy the requirements of the Private Litigation Reform Act of 1995 or fall within the provisions of such Act relating to forward-looking statements.

Selling Shareholders, page 14

4.
For a beneficial owner that is not a natural person, indicate by footnote or otherwise whether the beneficial owner is a:

  •
  reporting company under the Exchange Act,

  •
  majority owned subsidiary of a reporting company under the Exchange Act, or

  •
  registered investment fund under the 1940 Act.

RESPONSE: The additional disclosure as to each of the Selling Shareholders called for by comments 4, 5, 6 and 7 are set forth under "Selling Shareholders" on pages 14 and 15.

5.
For a beneficial owner that is not a natural person and that is not one of the entities specified in the preceding comment, Clean Harbors must identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. Refer to telephone interpretation the 4S. in the Regulation S-K section of the March 1999 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov., and, if applicable, revise.

RESPONSE: Please see the response to comment 4 above.

6.
Confirm that none of the selling shareholders is a broker-dealer or a broker-dealer's affiliate.

RESPONSE: Please see the response to comment 4 above.

7.
For a selling shareholder that is a broker-dealer, tell us whether the selling shareholder acquired its securities as compensation for underwriting activities. Unless a broker-dealer acquired the securities as compensation for underwriting activities, Clean Harbors must identify the broker-dealer as an underwriter in the prospectus. Language such as "may be deemed to be an underwriter" is unacceptable if the selling shareholder is a broker-dealer.

RESPONSE: Please see the response to comment 4 above.

Plan of Distribution, page 17

8.
We note the disclosure that the selling shareholders acquired their securities in the ordinary course of business and have not entered into any agreements, understandings, or arrangements with any underwriters or broker-dealers for the sale of their shares of common stock. If a selling shareholder is a broker-dealer's affiliate, revise to clarify that the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase. If Clean Harbors is unable to make the representation, Clean Harbors must state in the prospectus that the selling shareholder is an underwriter. Language such as "may be deemed to be" an underwriter is unacceptable if the selling shareholder is an affiliate of an underwriter that cannot make the representation.

RESPONSE: The additional disclosures described in this comment have been added to page 16 under "Plan of Distribution."

9.
We note the disclosure that "If we are notified by any Selling Shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus." Revise the disclosure to indicate that upon being notified by a selling shareholder that any material arrangement has been entered into with any broker-dealer for the sale of shares of common stock, Clean Harbors will file a supplement to this prospectus that includes to the extent applicable the amount of shares of common stock to be sold, the terms of the sale, any plan of distribution, the names of any underwriters, brokers, dealers, or agents, any discounts, commissions, concessions, or other items constituting compensation from the selling shareholders, or any other information as may be required under the Securities Act.

RESPONSE: The sentence on page 17 under "Plan of Distribution" referenced in this comment has been revised as described in the comment.

10.
State that you will file a prospectus supplement to name successors to any selling shareholders who are able to use this prospectus to resell the securities.

RESPONSE: An additional sentence containing the disclosure specified in this comment has been added to page 17 under "Plan of Distribution."

        The Company will defer filing a request for acceleration of the effectiveness of the Registration Statement until such time as the Commission's staff has had an opportunity to review the Amendment and the specific responses to each of the comments set forth above in this letter. If the Company is advised that the Amendment and this letter adequately respond to such comments, the Company will then file a request for acceleration. As described in the Comment Letter, the Company will acknowledge in such letter that (i) should the Commission or the staff acting by delegated authority declare the Registration Statement effective, it does not foreclose the Commission from taking any action of the filing, (ii) the action of the Commission or the staff acting by delegated authority in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and (iii) the Company may not assert the staff's comments and the declaration of the Registration Statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws. The Company will also confirm in such letter that it is aware of its responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

        Please contact either the undersigned or C. Michael Malm of this firm should you have any questions or requests for additional information with respect to this filing. Thank you for your assistance.

Very truly yours,
/s/ JOHN D. CHAMBLISS John D. Chambliss
cc:
James M. Rutledge, Executive Vice President
Carl D. Paschetag, Vice President and Treasurer
C. Michael Malm, Esq.